FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 6 May, 2008


                               File no. 0-17630


                           Transaction in Own Shares



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Transaction in Own Shares

6th May 2008



SHARE REPURCHASE PROGRAMME


CRH plc announces that on 2nd May 2008, Davy purchased, on behalf of the Company, 70,000 Ordinary Shares of EUR0.32 each in CRH plc at prices between EUR24.73 and EUR24.90 per Ordinary Share. The purchased shares will be held as Treasury Shares.


Following the above transaction, CRH plc holds 10,349,421 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 536,877,773.





Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340





___




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  6 May, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director